Exhibit 99.7

EXXEL PHARMA, INC.

Whistleblower Policy

(Effective _________, 2025)

The purpose of the Whistleblower Policy (the “Policy) is to make employees of Exxel Pharma, Inc. and its subsidiaries (the “Company”) aware of the importance of reporting to the Company any suspected violations of criminal law or securities law, acts of fraud against shareholders or questionable auditing or accounting matters. As a public company, the Company prohibits any type of corporate fraud and is committed to protecting employees from adverse employment actions as a result of their whistleblowing activities. This Policy also provides employees with the proper channels to report any suspected violations of criminal law or securities law, acts of fraud against shareholders or questionable auditing or accounting matters. The Company requires that all employees comply with this Policy.

Examples of violations include, but are not limited to, a failure to comply with the Company’s accounting practices or internal controls, a violation of federal or state securities laws, laws regarding mail, wire or bank fraud, rules, and regulations of the Securities and Exchange Commission or laws relating to fraud against shareholders, the commission of a crime, a misapplication of generally accepted accounting principles and any other questionable or irregular accounting or auditing practice.

Any employee who becomes aware of information concerning a violation or possible violation and who reasonably believes that such a violation has occurred should promptly report such information. Confidentiality will be maintained in accordance with the law and the matter shall be fully investigated. Any report must include precise and relevant facts (i.e. dates, places, persons/witnesses, numbers, etc.) sufficient for a reasonable investigation to be conducted. The following mechanisms have been established to allow for reporting:

Sending an email to corpcompliance1@exxelpharma.com

and to the attention of _________________, Audit Committee member

Any employee who makes a report of a matter which s/he reasonably believes constitutes a violation of a state or federal criminal statute by the Company, or its agents acting on behalf of the Company, to a federal law enforcement officer or the appropriate officer of the Company identified above, will not be fired, demoted or otherwise harmed for, or because of, the reporting of the suspected violation, regardless of whether the suspected violation involves the employee, the employee’s supervisor or senior management of the Company.

From time to time, this Policy may need to be amended due to changes in the law, the Company’s operations, or changes in the requirements of the stock exchange on which the Company’s securities are traded. All changes to this Policy must be approved by the Audit Committee. All employees will receive notice when this Policy is changed. The current version of this Policy will be available on the Company’s intranet site or is available by contacting the Company’s Chief Financial Officer.